LUMINENT MORTGAGE CAPITAL, INC.
One Market Street, Spear Tower, 30th Floor, San Francisco, California 94105-1104
June 5, 2006
Daniel L. Gordon, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.W.
Washington, D.C. 20549

Re:	Luminent Mortgage Capital, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 9, 2006
File No. 1-31828

Dear Mr. Gordon:
     As requested by your May 23, 2006 letter to Christopher J. Zyda, Luminent Mortgage Capital, Inc. hereby acknowledges as follows:
•	Luminent Mortgage Capital, Inc. is responsible for the adequacy of and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Luminent Mortgage Capital, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Christopher J. Zyda, Chief Financial Officer

cc: Frederick W. Dreher, Esq.